Exhibit 99.1

Tarena International, Inc. Announces the Results for the Third Quarter of 2022 and a Share Repurchase Program

BEIJING, November 29, 2022 /PRNewswire/ -- Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of IT professional education and IT-focused supplementary STEAM education services in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Highlights for the Third Quarter of 2022

•	Net revenues increased by 4.6% year-over-year to RMB643.3 million (US$90.4 million), from RMB615.2 million in the same period of 2021.

•	Gross profit increased by 13.1% year-over-year to RMB354.2 million (US$49.8 million), from RMB313.2 million in the same period of 2021.

•	Gross profit margin increased by 4.2% year-over-year to 55.1%, from 50.9% in the same period of 2021.

•	Operating income increased to RMB21.0 million (US$3.0 million), from a loss of RMB88.5 million in the same period of 2021.

•	Non-GAAP operating income, which excluded share-based compensation expenses, was RMB30.2 million (US$4.2 million), compared to a non-GAAP operating loss of RMB84.4 million in the same period of 2021.

•	Net income was RMB27.9 million (US$3.9 million), compared to a net loss of RMB94.7 million in the same period of 2021.

•	Non-GAAP net income, which excluded share-based compensation expenses, was RMB37.2 million (US$5.2 million), compared to a non-GAAP net loss of RMB90.5 million in the same period of 2021.

•	Basic income per American Depositary Share ("ADS"), each representing five Class A ordinary shares with an effective date of December 23, 2021, was RMB2.55 (US$0.36), compared to a loss per ADS of RMB8.21 in the third quarter of 2021. Diluted income per American Depositary Share ("ADS") was RMB2.43 (US$0.34), compared to a loss per ADS of RMB8.21 in the third quarter of 2021.

•	Cash, cash equivalents and time deposits, including current and non-current, and restricted cash totaled RMB342.1 million (US$48.1 million) as of September 30, 2022, compared to RMB430.4 million as of December 31, 2021.

•	Total student enrollment in IT-focused supplementary STEAM education in the third quarter of 2022 reached 184,500, increasing by 25.6%, compared to student enrollment of 146,900 in the same period of 2021.

Highlights for the Nine Months Ended September 30, 2022

•	Net revenues increased by 10.7% year-over-year to RMB1,915.6 million (US$269.3 million), from RMB1,731.2 million in the same period in 2021.

•	Gross profit increased by 27.1% year-over-year to RMB1,089.7 million (US$153.2 million), from RMB857.5 million in the same period in 2021.

•	Gross profit margin increased by 7.4% year-over-year to 56.9%, from 49.5% in the same period of 2021.

•	Operating income was RMB97.6 million (US$13.7 million), compared to an operating loss of RMB308.7 million in the same period in 2021.

•	Non-GAAP operating income, which excluded share-based compensation expenses, was RMB109.3 million (US$15.4 million), compared to a non-GAAP operating loss of RMB293.6 million in the same period in 2021.

•	Net income was RMB102.9 million (US$14.5 million), compared to a net loss of RMB293.2 million in the same period in 2021.

•	Non-GAAP net income, which excluded share-based compensation expenses, was RMB114.7 million (US$16.1 million), compared to a non-GAAP net loss of RMB278.0 million in the same period in 2021.

•	Basic income per American Depositary Share ("ADS"), each representing five Class A ordinary shares with an effective date of December 23, 2021, was RMB9.28 (US$1.30). Diluted income per American Depositary Share ("ADS") was RMB8.85 (US$1.24).

•	Total student enrollment in our IT-focused supplementary STEAM education in the first nine months of 2022 reached 204,400, increasing by 25.2%, compared to student enrollment of 163,300 in the same period of 2021.

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Key Financial Results

	For the Three Months Ended September 30,		Variance	% of change	For the Nine Months Ended September 30,		Variance	% of change
	2021	2022			2021	2022
	RMB	RMB	RMB		RMB	RMB	RMB
	(in thousands, except for percentages)
Net revenues	615,175	643,307	28,132	4.6	1,731,219	1,915,630	184,411	10.7
Cost of revenues(a)	(302,008)	(289,082)	12,926	-4.3	(873,730)	(825,976)	47,754	-5.5
Gross profit	313,167	354,225	41,058	13.1	857,489	1,089,654	232,165	27.1
Gross margin	50.9%	55.1%	4.2%		49.5%	56.9%	7.4%
Selling and marketing expenses(a)	(223,651)	(168,362)	55,289	-24.7	(656,284)	(497,636)	158,648	-24.2
General and administrative expenses(a)	(151,509)	(150,145)	1,364	-0.9	(437,520)	(450,472)	(12,952)	3.0
Research and development expenses(a)	(26,552)	(14,720)	11,832	-44.6	(72,434)	(43,940)	28,494	-39.3
Total operating expenses	(401,712)	(333,227)	68,485	-17.0	(1,166,238)	(992,048)	174,190	-14.9
Operating income/(loss)	(88,545)	20,998	109,543	123.7	(308,749)	97,606	406,355	131.6

Note:

(a)	Includes share-based compensation expenses.

“In the third quarter of 2022, we achieved another quarter of steady growth in both net revenues and operating profits, thanks to our ability to increase enrollment in children’s IT-focused STEAM education while streamlining our centers and headcount. Ultimately, this performance was mainly driven by the effectiveness of our relatively conservative growth strategy, whereby we focused on improving the quality of our courses and services and continued to optimize our operations to maintain financial health,” remarked Ms. Ying Sun, the Chief Executive Officer of Tarena.

Ms. Sun continued, “Going forward, we anticipate more restrictions on the mobility of our students from the resurging COVID-19 and related prevention and control measures, which will affect our center operations, new enrollment and revenue to some degree in the fourth quarter. To ensure undisrupted services to our students, we will continue to optimize the quality of our OMO-based course delivery and service system. On the student acquisition front, we will continue to drive near-term enrollment in a cost-effective manner through referrals and renewal-based enrollment. Additionally, we will continue to improve operational efficiency to maintain healthy margins and operating cash flows.”

“Furthermore, our Board of Directors approved another share repurchase program of up to US$3 million, further demonstrating our confidence in the fundamental health and long-term development of the company as well as our commitment to enhancing shareholder value,” concluded Ms. Ying Sun.

Financial Results for the Third Quarter of 2022

Net Revenues

Total net revenues increased by 4.6% to RMB643.3 million (US$90.4 million) in the third quarter of 2022, from RMB615.2 million in the same period of 2021. The increase was mainly driven by higher student enrollment in IT-focused supplementary STEAM education, and was partially offset by a slight decrease in IT professional education revenues.

Cost of Revenues

The cost of revenues decreased by 4.3% to RMB289.1 million (US$40.6 million) in the third quarter of 2022, from RMB302.0 million in the same period of 2021. The decrease was mainly due to decreased rental and depreciation expenses resulting from the closing of some of our teaching centers and a decrease in certificate fees.

Gross Profit and Gross Margin

Gross profit increased by 13.1% to RMB354.2 million (US$49.8 million) in the third quarter of 2022, from RMB313.2 million in the same period of 2021. Gross margin expanded to 55.1% in the third quarter of 2022, compared to 50.9% in the same period of 2021 as we continued to improve operational efficiency.

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Operating Expenses

Total operating expenses decreased by 17.0% to RMB333.2 million (US$46.8 million) in the third quarter of 2022, from RMB401.7 million in the same period of 2021. Total non-GAAP operating expenses, which excluded share-based compensation expenses, decreased by 18.5% to RMB324.1 million (US$45.6 million) in the third quarter of 2022, from RMB397.7 million in the same period of 2021. Total share-based compensation expenses allocated to related operating expenses were RMB9.2 million (US$1.3 million) in the third quarter of 2022, compared to RMB4.0 million in the same period of 2021.

Selling and marketing expenses decreased by 24.7% to RMB168.4 million (US$23.7 million) in the third quarter of 2022, from RMB223.7 million in the same period of 2021. The decrease was mainly due to the drop in the number of sales staff and a decrease in advertising spending as the Company continued to optimize marketing spending in the third quarter of 2022.

General and administrative expenses decreased by 0.9% to RMB150.1 million (US$21.1 million) in the third quarter of 2022, from RMB151.5 million in the same period of 2021.

Research and development expenses decreased by 44.6% to RMB14.7 million (US$2.1 million) in the third quarter of 2022, from RMB26.6 million in the same period of 2021. The decrease was mainly due to the decrease in personnel-related expenses in the third quarter of 2022.

Operating Income/(Loss)

Operating income was RMB21.0 million (US$3.0 million) in the third quarter of 2022, compared to an operating loss of RMB88.5 million in the same period of 2021. Non-GAAP operating income, which excluded share-based compensation expenses, was RMB30.2 million (US$4.2 million) in the third quarter of 2022, compared to a non-GAAP operating loss of RMB84.4 million in the same period of 2021.

Income Tax Benefit/(Expense)

The Company recorded an income tax benefit of RMB2.8 million (US$0.4 million) in the third quarter of 2022, compared to an income tax expense of RMB8.0 million in the same period of 2021.

Net Income/(Loss)

As a result of the foregoing factors, net income was RMB27.9 million (US$3.9 million) in the third quarter of 2022, compared to a net loss of RMB94.7 million in the same period of 2021. Non-GAAP net income, which excluded share-based compensation expenses, was RMB37.2 million (US$5.2 million) in the third quarter of 2022, compared to a non-GAAP net loss of RMB90.5 million in the same period of 2021.

Basic and Diluted Income/(Loss) per ADS

Basic income per ADS was RMB2.55 (US$0.36) in the third quarter of 2022, compared to a loss per ADS of RMB8.21 in the third quarter of 2021. Diluted income per ADS was RMB2.43 (US$0.34) in the third quarter of 2022, compared to a loss per ADS of RMB8.21 in the third quarter of 2021. Non-GAAP basic income per ADS, which excluded share-based compensation expenses, was RMB3.39 (US$0.48) in the third quarter of 2022, compared to a non-GAAP loss per ADS of RMB7.84 in the third quarter of 2021. Non-GAAP diluted income per ADS, which excluded share-based compensation expenses, was RMB3.23 (US$0.45) in the third quarter of 2022, compared to a non-GAAP loss per ADS of RMB7.84 in the third quarter of 2021.

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Cash Flow

Net cash outflow used in operating activities in the third quarter of 2022 was RMB48.5 million (US$6.8 million). The outflow was primarily due to operational spending exceeding the amount of cash received from new enrollments in the quarter. Net cash outflow from financing activities in the third quarter of 2022 was RMB23.5 million (US$3.3 million) as we repaid RMB15.5 million (US$2.2 million) of the short-term bank loan. Capital expenditures in the third quarter of 2022 were RMB13.6 million (US$1.9 million).

Financial Results for the Nine Months Ended September 30, 2022

Net Revenues

Total net revenues increased by 10.7% to RMB1,915.6 million (US$269.3 million) in the first nine months of 2022, from RMB1,731.2 million in the same period of 2021. The increase was primarily driven by higher student enrollment in our IT-focused supplementary STEAM education and an increase in certification revenues.

Cost of Revenues

The cost of revenues decreased by 5.5% to RMB826.0 million (US$116.1 million) in the first nine months of 2022, from RMB873.7 million in the same period of 2021. The decrease was primarily due to the decrease in rental costs, depreciation costs and certificate fees.

Gross Profit and Gross Margin

Gross profit increased by 27.1% to RMB1,089.7 million (US$153.2 million) in the first nine months of 2022, from RMB857.5 million in the same period of 2021. Gross margin, which is equal to gross profit divided by net revenues, was 56.9% in the first nine months of 2022, compared with 49.5% in the same period of 2021. The increase in gross profit was primarily attributable to the increase in net revenues and the decrease in the cost of revenues in both our IT-focused supplementary STEAM education and IT professional education businesses.

Operating Expenses

Total operating expenses decreased by 14.9% to RMB992.0 million (US$139.5 million) in the first nine months of 2022, from RMB1,166.2 million in the same period of 2021. Total non-GAAP operating expenses, which excluded share-based compensation expenses, decreased by 14.9% to RMB980.4 million (US$137.8 million) in the first nine months of 2022, from RMB1,151.6 million in the same period of 2021. Total share-based compensation expenses allocated to related operating expenses decreased by 19.9% to RMB11.7 million (US$1.6 million) in the first nine months of 2022, from RMB14.6 million in the same period of 2021.

Selling and marketing expenses decreased by 24.2% to RMB497.6 million (US$70.0 million) in the first nine months of 2022, from RMB656.3 million in the same period of 2021. The decrease was mainly due to a drop in the number of sales staff and a decrease in advertising spending as the Company continued to control marketing spending in the first nine months of 2022.

General and administrative expenses increased by 3.0% to RMB450.5 million (US$63.3 million) in the first nine months of 2022, from RMB437.5 million in the same period of 2021. The increase was mainly due to a one-time provision for the residual amount of the anticipated settlement of a class action lawsuit net of the estimated insurance coverage in the first nine months of 2022. In addition, the increase in bonus payments resulted in an increase in payroll costs in the first nine months of 2022. Such an increase was partially offset by an impairment loss on an office property held for sale in the first nine months of 2021, which the Company did not incur in the first nine months of 2022.

Research and development expenses decreased by 39.3% to RMB43.9 million (US$6.2 million) in the first nine months of 2022, from RMB72.4 million in the same period of 2021. The decrease was mainly due to a decrease in personnel-related costs in the first nine months of 2022.

Operating Income/(Loss)

Operating income was RMB97.6 million (US$13.7 million) in the first nine months of 2022, compared to an operating loss of RMB308.7 million in the same period of 2021. Non-GAAP operating income, which excluded share-based compensation expenses, was RMB109.3 million (US$15.4 million) in the first nine months of 2022, compared to a non-GAAP operating loss of RMB293.6 million in the same period of 2021.

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Income Tax Benefit/(Expense)

The Company recorded an income tax expense of RMB3.2 million (US$0.4 million) in the first nine months of 2022, compared to RMB11.6 million in income tax benefits in the same period of 2021.

Net Income/(Loss)

As a result of the foregoing, net income was RMB102.9 million (US$14.5 million) in the first nine months of 2022, compared to net loss of RMB293.2 million in the same period of 2021. Non-GAAP net income, which excluded share-based compensation expenses, was RMB114.7 million (US$16.1 million) in the first nine months of 2022, compared to non-GAAP net loss of RMB278.0 million in the same period of 2021.

Basic and Diluted Income/(Loss) per ADS

Basic income per ADS was RMB9.28 (US$1.30) in the first nine months of 2022. Diluted income per ADS was RMB8.85 (US$1.24) in the first nine months of 2022. Non-GAAP basic income per ADS, which excluded share-based compensation expenses, was RMB10.35 (US$1.45) in the first nine months of 2022. Non-GAAP diluted income per ADS, which excluded share-based compensation expenses, was RMB9.86 (US$1.39) in the first nine months of 2022.

Cash Flow

The total balance of cash, cash equivalents and time deposits decreased by RMB88.3 million from RMB430.4 million as of December 31, 2021, to RMB342.1 million (US$48.1 million) as of September 30, 2022. Net cash outflow from operating activities in the first nine months of 2022 was RMB48.0 million (US$6.7 million), primarily due to operational spending exceeding the amount of cash received from enrollments. Net cash outflow from financing activities for the nine months of 2022 was RMB29.1 million (US$4.1 million) as we repaid RMB15.5 million (US$2.2 million) of the short-term bank loan. Capital expenditures in the first nine months of 2022 were RMB33.1 million (US$4.7 million).

Business Outlook

Based on the Company's current estimates, total net revenues for the fourth quarter of 2022 are expected to be in the range of RMB560 million to RMB590 million, which represents a decrease of 10.0% to 15.0% compared to net revenues in the fourth quarter of 2021, after taking into consideration the likely continued impact of the COVID-19 pandemic.

This guidance is based on current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions, which are subject to change, particularly as to the potential impact of COVID-19 in China.

Share Repurchase Program

On November 28, 2022, the Company’s board of directors authorized a new share repurchase program over the next twelve months. Pursuant to this share repurchase program, the Company is authorized to repurchase up to an aggregate value of US$3 million of its Class A ordinary shares (including in the form of ADS) during the 12-month period beginning from November 28, 2022. The Company’s proposed repurchases may be effected from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of the repurchase transactions will be subject to the Securities and Exchange Commission Rule 10b-18 and/or Rule 10b5-1 requirements. The Company expects to fund the repurchases under the extended share repurchase program with its existing cash balance.

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Exchange Rate Information

All translations made in the financial statements or elsewhere in this press release from RMB to United States dollars (“US$”) are solely for convenience and calculated at the rate of US$1.00=RMB7.1135, representing the exchange rate as of September 30, 2022, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, converted, realized or settled into US$ at that rate, or at any other rate, on September 30, 2022.

Conference Call

Company management will hold an earnings conference call and live webcast to discuss the Company's results at 8:00 AM on November 30, 2022, U.S. Eastern Time (9:00 PM on November 30, 2022, Beijing Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, a passcode, and a unique registrant ID.

Conference call registration link: https://s1.c-conf.com/diamondpass/10027068-518l2f.html. It will automatically direct you to the registration page of "Tarena's Third Quarter 2022 Earnings Conference Call," where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter "10027068".

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s), direct event passcode and registrant ID) provided in the confirmation email received at the point of registration.

A replay of the conference call may be accessed by phone at the following number until December 7, 2022:

United States: +1 855 883 1031

China: 400 1209 216

Hong Kong: 800 930 639

Conference ID: 10027068

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena's website at http://ir.tedu.cn.

About Tarena International, Inc.

Tarena is a leading provider of IT professional education and IT-focused supplementary STEAM education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers IT-focused supplementary STEAM education programs, including computer coding and robotics programming courses, etc., targeting students between three and eighteen years of age. Aiming to encourage "code to learn," Tarena embraces the latest trends in STEAM education and technology to develop children's logical thinking and learning abilities while allowing them to discover their interests and potential.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook, the quotations from management in this announcement, as well as the Company’s strategic and operational plans contain forward-looking statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the impact of the COVID-19 outbreak; Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans.

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Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and basic and diluted net income per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses is not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future. In order to mitigate the limitation, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Investor Relations Contact:

Tarena International, Inc.

Investor Relations

E-mail: ir@tedu.cn

The Piacente Group, Inc.

In China

Yang Song

Tel: +86-10-6508-0677

E-mail: tedu@tpg-ir.com

In the U.S.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: tedu@tpg-ir.com

7/11

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per ADS data)

	As of
	December 31,	September 30,	September 30,
	2021	2022	2022
	Audited	Unaudited	Unaudited
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	423,766	335,555	47,172
Time deposits	6,257	6,236	877
Restricted cash	255	40	6
Accounts receivable, net of allowance for doubtful accounts	48,458	71,500	10,051
Amounts due from related parties	839	583	82
Prepaid expenses and other current assets	139,757	126,404	17,770
Total current assets	619,332	540,318	75,958
Time deposits-non current	123	227	32
Accounts receivable, net of allowance for doubtful accounts-non current	90	191	27
Amount due from related parties-non current	683	710	100
Property and equipment, net	299,441	249,384	35,058
Intangible assets, net	9,906	8,113	1,141
Goodwill	52,782	52,782	7,420
Right-of-use assets	495,936	370,374	52,066
Long-term investments, net	46,449	43,597	6,129
Deferred income tax assets	41,000	54,591	7,674
Other non-current assets, net	76,040	48,983	6,884
Total assets	1,641,782	1,369,270	192,489

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	30,000	16,500	2,320
Accounts payable	8,914	4,351	612
Amounts due to related parties	554	222	31
Operating lease liabilities-current	239,937	197,885	27,818
Income taxes payable	89,000	105,323	14,806
Deferred revenue-current	2,008,078	1,775,546	249,602
Accrued expenses and other current liabilities	563,603	547,967	77,032
Total current liabilities	2,940,086	2,647,794	372,221
Deferred revenue-non current	16,774	14,161	1,991
Operating lease liabilities-non current	272,575	195,741	27,517
Other non-current liabilities	4,767	4,528	637
Total liabilities	3,234,202	2,862,224	402,366
Commitments and contingencies	-	-	-
Shareholders’ equity:
Class A ordinary shares	355	359	50
Class B ordinary shares	74	74	10
Treasury stock	(459,815)	(475,498)	(66,844)
Additional paid-in capital	1,347,205	1,359,042	191,051
Accumulated other comprehensive income	48,699	49,070	6,898
Accumulated deficit	(2,520,438)	(2,418,412)	(339,975)
Total deficit attributable to the shareholders of Tarena International, Inc.	(1,583,920)	(1,485,365)	(208,810)
Non-controlling interest	(8,500)	(7,589)	(1,067)
Total liabilities and equity	1,641,782	1,369,270	192,489

8/11

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(in thousands, except share data and per ADS data)

	For the Three Months Ended September 30			For the Nine Months Ended September 30
	2021 (Unaudited)	2022 (Unaudited)	2022 (Unaudited)	2021 (Unaudited)	2022 (Unaudited)	2022 (Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	615,175	643,307	90,435	1,731,219	1,915,630	269,295
Cost of revenues(a)	(302,008)	(289,082)	(40,639)	(873,730)	(825,976)	(116,114)
Gross profit	313,167	354,225	49,796	857,489	1,089,654	153,181
Selling and marketing expenses(a)	(223,651)	(168,362)	(23,668)	(656,284)	(497,636)	(69,957)
General and administrative expenses(a)	(151,509)	(150,145)	(21,107)	(437,520)	(450,472)	(63,326)
Research and development expenses(a)	(26,552)	(14,720)	(2,069)	(72,434)	(43,940)	(6,177)
Operating income/(loss)	(88,545)	20,998	2,952	(308,749)	97,606	13,721
Interest income, net	372	1,113	156	1,561	1,856	261
Other income	1,713	3,919	551	2,824	7,780	1,094
Foreign exchange loss	(226)	(870)	(122)	(505)	(1,112)	(156)
Income/(loss) before income taxes	(86,686)	25,160	3,537	(304,869)	106,130	14,920
Income tax benefit/(expense)	(7,996)	2,788	392	11,638	(3,193)	(449)
Net income/(loss)	(94,682)	27,948	3,929	(293,231)	102,937	14,471
Less: Net income/(loss) attributable to non-controlling interests	(1,894)	212	30	(1,157)	911	128
Net income/(loss) attributable to Class A and Class B ordinary shareholders	(92,788)	27,736	3,899	(292,074)	102,026	14,343

Net income/(loss) per ADS(b)
Basic(b)	(8.21)	2.55	0.36	(26.01)	9.28	1.30
Diluted(b)	(8.21)	2.43	0.34	(26.01)	8.85	1.24
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	56,515,425	54,442,350	54,442,350	56,150,962	54,952,049	54,952,049
Diluted	56,515,425	57,168,825	57,168,825	56,150,962	57,666,904	57,666,904

Net income/(loss)	(94,682)	27,948	3,929	(293,231)	102,937	14,471
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	(1,161)	(19)	(3)	(136)	370	52
Comprehensive income/(loss)	(95,843)	27,929	3,926	(293,367)	103,307	14,523

Notes:

(a)	Includes share-based compensation expenses as follows:

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	USD
Cost of revenues	185	56	8	555	79	11
Selling and marketing expenses	996	679	95	2,974	975	137
General and administrative expenses	2,644	7,484	1,052	10,595	9,131	1,284
Research and development expenses	332	989	139	1,068	1,551	218

9/11

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share data and per ADS data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2021 (Unaudited)	2022 (Unaudited)	2022 (Unaudited)	2021 (Unaudited)	2022 (Unaudited)	2022 (Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
GAAP Cost of revenues	302,008	289,082	40,639	873,730	825,976	116,114
Share-based compensation expense in cost of revenues	185	56	8	555	79	11
Non-GAAP Cost of revenues	301,823	289,026	40,631	873,175	825,897	116,103

GAAP Selling and marketing expenses	223,651	168,362	23,668	656,284	497,636	69,957
Share-based compensation expense in selling and marketing expenses	996	679	95	2,974	975	137
Non-GAAP Selling and marketing expenses	222,655	167,683	23,573	653,310	496,661	69,820

GAAP General and administrative expenses	151,509	150,145	21,107	437,520	450,472	63,326
Share-based compensation expense in general and administrative expenses	2,644	7,484	1,052	10,595	9,131	1,284
Non-GAAP General and administrative expenses	148,865	142,661	20,055	426,925	441,341	62,042

GAAP Research and development expenses	26,552	14,720	2,069	72,434	43,940	6,177
Share-based compensation expense in research and development expenses	332	989	139	1,068	1,551	218
Non-GAAP Research and development expenses	26,220	13,731	1,930	71,366	42,389	5,959

Operating income/(loss)	(88,545)	20,998	2,952	(308,749)	97,606	13,721
Share-based compensation expenses	4,157	9,208	1,294	15,192	11,736	1,650
Non-GAAP Operating income/(loss)	(84,388)	30,206	4,246	(293,557)	109,342	15,371

Net income/(loss)	(94,682)	27,948	3,929	(293,231)	102,937	14,471
Share-based compensation expenses	4,157	9,208	1,294	15,192	11,736	1,650
Non-GAAP Net income/(loss)	(90,525)	37,156	5,223	(278,039)	114,673	16,121
Less: Net income/(loss) attributable to non-controlling interests	(1,894)	212	30	(1,157)	911	128
Non-GAAP net income/(loss) attributable to Class A and Class B ordinary shareholders	(88,631)	36,944	5,193	(276,882)	113,762	15,993
Non-GAAP net income/(loss) per ADS(b)
Basic(b)	(7.84)	3.39	0.48	(24.66)	10.35	1.45
Diluted(b)	(7.84)	3.23	0.45	(24.66)	9.86	1.39
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net income/loss per ADS(c)
Basic	56,515,425	54,442,350	54,442,350	56,150,962	54,952,049	54,952,049
Diluted	56,515,425	57,168,825	57,168,825	56,150,962	57,666,904	57,666,904

Notes:

(a)	There was no tax impact of share-based compensation expenses for the third quarter of 2022 and 2021, respectively.
(b)	The Non-GAAP net income/(loss) per ADS is computed using Non-GAAP net income/(loss) attributable to ordinary shareholders and the same number of ordinary shares are used in GAAP basic and diluted net income/(loss) per ADS calculation.
(c)	Each ADS represents five Class A ordinary shares. The weighted average number of ADS and earnings per ADS have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one Class A ordinary share to one ADS representing five Class A ordinary shares, which became effective on December 23, 2021.

10/11